November 19, 2018
VIA E-MAIL

John T. Fitzgerald, Esq.
Lord Abbett & Co. LLC
90 Hudson Street
Jersey City, New Jersey 07302

           RE:      Lord Abbett Credit Opportunities Fund
                    Initial Registration Statement on Form N-2
                    File Nos. 333-227612 and 811-23383

Dear Mr. Fitzgerald,

        On September 28, 2018, you filed a registration statement on Form N-2 under the
Securities Act of 1933 and the Investment Company Act of 1940 ("1940 Act") on behalf of the
Lord Abbett Credit Opportunities Fund (the "Fund").

We have reviewed the filing and have the following comments. 1

General

       1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

       2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

       3. In "The Offering" section on page 1, there is a reference to the Fund seeking multi-class share class relief. Please advise us if you have begun the process to seek this relief or have determined when you will do so.

       4. Please confirm whether a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.


1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Page 2 of 6




Front Cover Page

   5. Please disclose the amount of securities to be offered. Item 1.c of Form N-2.

   6. Under "Investment Strategy," please disclose that high yield debt securities are also known as "junk bonds" the first time high yield is mentioned in the first sentence of the first paragraph.

   7. Under "Investment Strategy," with respect to the last sentence of the first paragraph, please confirm supplementally that derivatives will be valued on a mark-to-market basis for purposes of meeting the 80% test.

   8. Under "Interval Fund/Repurchase Offers," please disclose the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the timing of the initial repurchase offer. In doing so, please also include a cross-reference to the prospectus sections that discuss repurchase policies and their attendant risks. See Guide
      10 to Form N-2.

   9. The "Investment Risks" section refers to "emerging markets." Please add corresponding disclosure in both the principal investment strategies section of the Summary beginning on page 2 and to the fuller discussion beginning on page 33. Also disclose how the Fund defines an emerging market security.

   10. The "Investment Risks" section refers to "leverage." Please provide specific cross-
       references to the discussion of this risk. Item 1.1.j of Form N-2.

   11. At the end of the fourth to last paragraph before the date of the prospectus, please provide a more specific website address.

Prospectus Summary

   12. The Fund's current disclosure regarding the Fund and its objectives, investments, policies, and risks in response to Items 8.2 and 8.3 of Form N-2 is virtually identical to the information in the Prospectus Summary. Please revise so that the Prospectus
       Summary is in fact a summary of the more detailed disclosure contained elsewhere in the prospectus.

   13. Under "Portfolio Composition   High-Yield Debt Securities" on page 5,
please reiterate
       that high-yield debt securities are also known as "junk bonds."

   14. Under "Portfolio Composition   Equity Securities" on page 11, you note
that the Fund
       may invest up to 20% of its total assets in equity securities including privately offered trusts. Please tell us how much the Fund will invest in private equity funds that rely on
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       section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments after reviewing your response.

Summary of Fund Expenses (page 32)

   15. Under "Shareholder Transaction Expenses," please delete the phrase "on Shares
       Repurchased Within One Year of Purchase" from the third line item and provide the variation disclosure in a footnote.

   16. The parenthetical for Annual Fund Operating Expenses notes that they are expressed as
       "expenses that you pay each year as a percentage of the value of your investments."
       Please revise to express all annual expenses as a percentage of net assets attributable to common shares.

   17. Please provide footnote 1 to the Example as narrative following the example rather than in its current footnote format.

Prospectus

Principal Investment Risks of the Fund (page 43)

   18. Please confirm all disclosure regarding "Repurchase Offers Risk" on page 44, as outlined in Guide 10 to Form N-2, has been provided. In particular, disclose the effect that repurchases may have on the Fund's ability to qualify as a regulated investment company and potential tax consequences to investors and the Fund from repurchases and related portfolio security sales.

       In the first sentence of the disclosure, please revise "above" to specific cross-reference to the discussion of Periodic Repurchase Offers" beginning on page 68.

   19. Please add disclosure to "Foreign and Emerging Market Company Risk" on page 50 regarding: 1) the difficulty in obtaining or enforcing a court judgment abroad; 2)
       difficulties in effecting repatriation of capital invested abroad; and otherwise confirm all relevant material risks have been disclosed per Guide 9 to Form N-2.

   20. Please add disclosure to "Leverage Risk" on page 58 indicating: 1) that decline in net asset value could affect the ability of the Fund to make common stock dividend payments; 2) that a failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code;
       and 3) that if the asset coverage for preferred stock or debt securities declines to less than required amounts two hundred percent or three hundred percent, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so. See Guide 6 to Form N-2.

   21. Please add the following disclosure to "Zero Coupon, Deferred Interest, Pay-in-Kind and
       Capital Appreciation Bonds Risk" on page 59: 1) the interest rates on PIK loans are
 Page 4 of 6


       higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; 2) PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; 3) use of
       PIK securities may provide certain benefits to the fund's adviser including increasing management fees; and 4) the required recognition of PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

   22. The risk disclosure for "Anti-Takeover Provisions" on page 62 does not currently provide a substantive summary of the relevant provisions or risks. Please provide additional information in the Prospectus Summary under "Anti-Takeover Provisions," as well as more complete information in the fuller discussion of risks. Item 19.1.f of Form N-2. See also Guide 3 to Form N-2.

Management of the Fund (page 62)
   23. In the last sentence under "Management Fee" on page 62, please disclose the period to be covered by the applicable report. Item 9.1.b(4) of Form N-2.

   24. It appears that the Fund will invest a substantial amount of assets in foreign securities, therefore, under "Portfolio Managers" on page 63 please provide a basis to assess the expertise and experience of the Adviser and/or portfolio managers with respect to foreign investments. See Guide 9 to Form N-2.

   25. Under "Additional Information" on page 63, please delete "that cannot be waived" at the end of the first sentence of the second paragraph or disclose those rights that cannot be waived.

Plan of Distribution (page 64)

   26. In the first sentence of the second paragraph, please briefly describe the "various conditions" required for a best efforts distribution. See Instructions to Item 5.1.d of Form
       N-2.

   27. For "Servicing Arrangements" please disclose all information required by
Item 5.10 of
       Form N-2 for other entities like broker-dealers and banks through which the Fund shares might be available.

Purchasing Shares (page 65)

   28. Please disclose the date by which an investor must pay for securities.
Item 5.6 of Form N-
       2.
 Page 5 of 6


Acceptance and Timing of Purchase Orders (page 67)

   29. With respect to the fifth sentence of the first paragraph ("If the NYSE is closed due to weather ...."), please disclose how NAV would then be calculated.

Periodic Repurchase Offers (page 68)

   30. In the first sentence of the second paragraph, please disclose the specific voting requirements for shareholder approval of a change to this fundamental policy.

Dividend Reinvestment Plan (page 72)

   31. Please disclose the method of determining the number of shares that will be distributed instead of a cash dividend. Item 10.1.e(4) of Form N-2.

Custodian and Transfer Agents (page 76)

   32. If the transfer agent is a different entity than the custodian, then please provide the principal business address for the transfer agent as well. Item 10.1.e of Form N-2.

Statement of Additional Information

   33. Under "Temporary Defensive Investments" on page 2-39, the securities that are listed to be used in temporary defensive positions differ than those listed on page 43 of the prospectus, i.e., high-quality debt instruments maturing in one year or less. Please reconcile.

   34. Under "Investment Restrictions" on page 3-1, please disclose any fundamental policy of the Fund with respect to short sales, purchases on margin, and the writing of put and call options. Item 17.2.b of Form N-2. Please also provide the descriptions of the current 1940
       Act limitations as referenced in the first sentence of the first paragraph on page 3-2.

   35. For the table of Trustees and Officers beginning on page 5-1, please provide a column for the number of portfolios in the fund complex overseen by the trustee.
Item 18.1 of Form
       N-2.

   36. In the table under "Committees" on page 5-5, the column for "Nominating and
       Governance Committee" refers the reader to "Shareholder Communications" on page 5-
       6. In the latter section, please disclose the procedures to submit nominations.

   37. Please move the disclosure under the caption "Committee Meetings" at the bottom of page 5-7 to the "Committees" section on page 5-5.

   38. In addition to "Other Accounts Managed" and "Holdings of Portfolio Managers" on page
       5-8, please also provide information regarding conflicts and compensation per Items
       21.1.d and 21.2 of Form N-2, respectively.
 Page 6 of 6



Part C

   39. Please include a seed capital balance sheet as required by Section 14(a)(1) of the 1940
       Act.

   40. Please state that the Form ADV identified is incorporated by reference into Part C.


                                            ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.
         In closing, we remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                             Sincerely,

                                                             /s/ Sonny Oh

                                                             Sonny Oh
                                                             Senior Counsel


cc: William Kotapish
    Sumeera Younis